UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended September 30, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 001-8137

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:
American Pacific Corporation
401(k) Plan

B. Name of the issuer of the securities held pursuant to
the plan and the address of its principal executive office:
American Pacific Corporation
3883 Howard Hughes Parkway
Suite 700
Las Vegas, NV 89169

American Pacific Corporation 401(k) Plan
Financial Report
09.30.2010

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants
American Pacific Corporation 401(k) Plan
Las Vegas, Nevada
We have audited the accompanying statements of net assets available for benefits of the American Pacific Corporation 401(k) Plan (the “Plan”) as of September 30, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended September 30, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2010 and 2009, and the changes in net assets available for benefits for the year ended September 30, 2010 in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of September 30, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Las Vegas, Nevada
March 28, 2011

American Pacific Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
September 30, 2010 and 2009

	2010	2009

Assets
Investments, participant directed, at fair value (Notes 3 and 4):
Fixed annuities	$593	$—
Shares of registered investment companies	20,994,806	16,774,306
American Pacific Corporation common stock (Note 7)	861,407	1,444,843
Participant loans	563,936	468,020

Total investments	22,420,742	18,687,169

Receivables:
Participants’ contribution	—	23,627
Profit sharing contribution	183,476	145,741

Total receivables	183,476	169,368

Total assets	22,604,218	18,856,537

Liabilities
Excess contributions refundable	7,854	2,439

Net assets available for benefits	$22,596,364	$18,854,098

See Notes to the Financial Statements.

American Pacific Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended September 30, 2010

Additions:
Investment income:
Dividend and interest income	$278,666
Net appreciation in fair value of investments (Note 3)	852,239
Interest, participant loans	27,780
1,158,685

Contributions:
Participant	2,114,038
Employer match	656,358
Profit sharing	183,476
Rollover	28,447

2,982,319

Total additions	4,141,004

Deductions:
Benefits paid	371,978
Plan expenses (Note 7)	26,760

Total deductions	398,738

Increase in Net Assets	3,742,266

Net assets available for benefits:
Beginning of year	18,854,098

End of year	$22,596,364

See Notes to the Financial Statements.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 1. Plan Description
The following description of the American Pacific Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as restated, for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan open to domestic employees of American Pacific Corporation (the “Company”) and its subsidiaries who are not members of a collective bargaining unit. Employees are eligible to participate after completing at least 3 months of service and are allowed to enter the Plan on the first day of each fiscal quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for catch up contributions by employees 50 years and older. Participants may also contribute amounts representing distributions from other qualified plans, as defined in the Plan’s provisions. For the year ended September 30, 2010 employee rollover contributions totaled $28,447.
The Company, at its discretion, may contribute to the Plan. For the nine months ended June 30, 2010, the Company elected to match contributions for eligible domestic employees of its New York subsidiary. Effective July 1, 2010, the Company expanded its matching contributions to include all eligible domestic employees of the Company hired on or after July 1, 2010. No changes in matching elections were made for employees hired prior to July 1, 2010. These matching contributions equal 100% of participant contributions, up to the first 3% of participant compensation, and 50% of participant contributions, up to the next 3% of participant compensation. For the year ended September 30, 2010, the Company made matching contributions of $656,358.
The Company has elected to make an annual discretionary profit sharing contribution to eligible domestic employees of its New York subsidiary that were hired prior to July 1, 2010 of at least 3% of annual compensation. Any amount over the annual discretionary profit sharing contribution of at least 3% will be at the discretion of the Company. For the year ended September 30, 2010, the Company made profit sharing contributions of $183,476.
Participants direct the investment of their contributions, match contributions and discretionary profit sharing contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and employer stock as investment options for participants.
Participant accounts
Each participant’s account is credited with the participant’s contributions; including amounts rolled over from other qualified plans, allocations of the Company’s discretionary matching contribution, the Company’s discretionary profit sharing contribution, Plan earnings, and is charged with benefit payments and an allocation of administrative expenses (loan and withdrawal fees). The allocations above are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 1. Plan Description (continued)
Vesting
Participants are immediately vested in their contributions, rollover contributions and employer matching contributions, plus actual earnings thereon. Vesting in the Company’s discretionary profit sharing contribution is based on years of continuous service. A participant vests 20% per year from years two through six of credited service. A participant’s interest in the Plan becomes fully vested if employment terminates due to death, total and permanent disability or retirement at age 65.
Participant loans
In accordance with the provisions of the Plan, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer (to) from the investment (from) to the participant loan fund. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are collateralized by the participant’s vested balance in the Plan and bear interest at prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Interest rates on participant loans vary, ranging from 4.25% to 10%. Maturities range from March 2011 through April 2017.
Payment of benefits
Upon termination of service, if the vested value of a participant’s account is less than $5,000, his or her account will be distributed in a single lump-sum payment. If the vested value of a participant’s account exceeds $5,000, he or she may elect to receive either a lump-sum amount, substantially equal payments for a specified term or elect to have all the distribution paid in a direct rollover to another qualified plan, or a combination of the above.
Forfeited accounts
At September 30, 2010 and 2009, forfeited accounts totaled $0 and $45, respectively. Forfeited accounts are utilized first to reduce Plan expenses. Any remaining forfeitures are used to reduce employer contributions. Forfeitures of $21,964 were used to reduce Plan expenses or to reduce employer contributions during the year ended September 30, 2010.
Note 2. Summary of Significant Accounting Policies
Basis of accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies (continued)
Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of benefits
Benefits are recorded when paid.
Expenses
Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.
Income taxes
The Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for uncertainty in income taxes. The Plan adopted this new guidance on October 1, 2009 for the year ended September 30, 2010. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.
New accounting pronouncements
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). ASU No. 2010-06 amends the disclosure requirements of FASB Accounting Standards Codification (“ASC”) 820 and requires new disclosures regarding (a) transfers in and out of levels 1 and 2 and (b) activity in level 3 fair value measurements. ASU No. 2010-06 also provides amendments to FASB ASC 820 that clarify existing disclosures regarding (a) level of disaggregation for each class of assets and liabilities and (b) disclosures about inputs and valuation techniques for fair value measurements that fall in either levels 2 or 3. ASU No. 2010-06 is effective for the Plan year beginning October 1, 2010, except for the disclosures regarding the roll forward of activity in level 3 fair value measurements which are effective for the Plan year beginning October 1, 2011. Plan management believes the adoption of FASB ASU No. 2010-06 will not have a significant impact on the Plan’s net assets, results of operations or financial statement disclosures.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies (continued)
New accounting pronouncements (continued)
In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU No. 2010-25”). Current generally accepted accounting policies require participant loans to be treated as investments, subject to the fair value measurement and disclosure requirements. ASU No. 2010-25 reclassifies participant loans from investments to note receivables, measured at the unpaid principal balance plus any accrued but unpaid interest, effectively eliminating the majority of the fair value measurement and disclosure requirements once adopted. ASU No. 2010-25 is effective for the Plan year ending September 30, 2011, with early adoption permitted. Plan management has not elected to early adopt ASU No. 2010-25 and has not yet determined the impact FASB ASU No. 2010-25 will have on the Plan’s net assets, results of operations or financial statement disclosures.
Reclassifications
Certain items in the statements of net assets available for benefits as of September 30, 2009 have been reclassified, with no effect on net assets, to be consistent with the classifications adopted for the year ended September 30, 2010.
Note 3. Investments
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, 2010 and 2009 are as follows:

	2010	2009
Shares of registered investment companies:
Federated Prime Cash Obligations Fund	$1,986,842	$1,725,359
BlackRock Global Allocation Fund	1,919,427	1,528,309
BlackRock Equity Dividend Fund	1,609,647	1,293,210
American Funds Growth Fund of America	1,383,536	1,119,267
BlackRock U.S. Opportunites Inv Fund	1,362,483	1,102,119
Lazard Emerging Markets Open Fund	1,293,270	**
American Funds Europacific Growth Fund	1,165,244	965,069

Common stock:
American Pacific Corporation common stock	**	1,444,843

**	These investments are below 5% of the Plan’s net assets at September 30, 2010 or September 30, 2009.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 3. Investments (continued)
The Plan’s investments including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value during the year ended September 30, 2010 as follows:

Shares of registered investment companies:
Lazard Emerging Markets Open Fund	$207,006
BlackRock U.S. Opportunites Inv Fund	163,641
BlackRock Equity Dividend Fund	117,085
Allianz NFJ Small Cap Value Fund	112,638
BlackRock Global Allocation Fund	91,859
American Funds Growth Fund of America	79,667
Templeton Global Bond Fund	77,579
Artisian Mid Cap Value Fund	72,706
American Funds Europacific Growth Fund	57,577
BlackRock Small Cap Growth Equity Fund	49,991
American Funds Fundamental Inv Fund	48,466
Artio Total Return Bond Fund	46,272
Dreyfus Small Cap Stock Index Fund	46,097
DWS Equity 500 Index Fund	35,348
JP Morgan Smart Retirement 2030 Fund	30,801
MFS Utilities Fund	28,018
JP Morgan Smart Retirement 2025 Fund	27,145
PIMCO GNMA Fund	23,619
Ivy Science and Technology Fund	22,979
JP Morgan U.S. Real Estate Fund	21,750
JP Morgan Smart Retirement 2020 Fund	17,016
JP Morgan Smart Retirement 2040 Fund	16,513
Ivesco Real Estate Fund	14,500
JP Morgan Smart Retirement 2015 Fund	11,373
JP Morgan Smart Retirement 2010 Fund	10,188
JP Morgan Smart Retirement 2035 Fund	9,965
JP Morgan High Yield Bond Fund	8,365
Alger Health Sciences Fund	7,956
Federated Prime Cash Obligations Fund	28,957
JP Morgan Smart Retirement 2045 Fund	6,057
Hartford Global Health Fund	4,744
American Funds High Income Fund	3,685
JP Morgan Smart Retirement 2050 Fund	769
Alliance Bernstein 2005 Retirement Str R Fund	355
Alliance Bernstein 2000 Retirement Str R Fund	92
Alliance Bernstein 2050 Retirement Str R Fund	(125)
Alliance Bernstein 2055 Retirement Str R Fund	(191)
Alliance Bernstein 2010 Retirement Str R Fund	(341)
Alliance Bernstein 2045 Retirement Str R Fund	(1,918)
Alliance Bernstein 2015 Retirement Str R Fund	(2,318)

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 3. Investments (continued)

Shares of registered investment companies (continued):
Alliance Bernstein 2035 Retirement Str R Fund	(2,436)
Alliance Bernstein 2020 Retirement Str R Fund	(2,910)
Alliance Bernstein 2040 Retirement Str R Fund	(3,616)
Alliance Bernstein 2025 Retirement Str R Fund	(5,381)
Alliance Bernstein 2030 Retirement Str R Fund	(7,943)
Columbia Energy and Natural Resources Fund	(10,785)

1,462,815

Common stock:
American Pacific Corporation common stock	(610,576)

Net appreciation in fair value of investments	$852,239

Note 4. Fair Value Measurements
FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the new guidance are described below:
•	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2: Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2010 and 2009.
Fixed annuities: Valued based on method outlined in the annuity contract, as calculated by the annuity provider, based on observable inputs through the review of existing contracts and readily available financial information available on the websites of the issuing financial institutions.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 4. Fair Value Measurements (continued)
Registered investment companies: Valued at the net asset value (NAV) of shares held by the plan at year end
American Pacific Corporation common stock: Valued at the closing price reported in the active market in which the individual securities are traded.
Participant loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of September 30, 2010.

	Investments at Fair Value as of September 30, 2010
	Level 1	Level 2	Level 3	Total

Fixed annuities	$—	$593	$—	$593
Shares of registered investment companies:
International funds	4,377,941	—	—	4,377,941
Large cap funds	4,314,020	—	—	4,314,020
Mid cap funds	2,097,773	—	—	2,097,773
Money market funds	1,986,842	—	—	1,986,842
Small cap funds	1,923,390	—	—	1,923,390
Asset allocation funds	1,678,349	—	—	1,678,349
Bond funds	2,883,733	—	—	2,883,733
Specialty funds	1,732,758	—	—	1,732,758
American Pacific Corporation common stock	861,407	—	—	861,407
Participant loans	—	—	563,936	563,936

Total investments at fair value	$21,856,213	$593	$563,936	$22,420,742

	Investments at Fair Value as of September 30, 2009
	Level 1	Level 2	Level 3	Total

Shares of registered investment companies	$16,774,306	$—	$—	$16,774,306
American Pacific Corporation common stock	1,444,843	—	—	1,444,843
Participant loans	—	—	468,020	468,020

Total investments at fair value	$18,219,149	$—	$468,020	$18,687,169

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 4. Fair Value Measurements (continued)
Level 3 gains and losses:
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended September 30, 2010.

Participant
loans
Balance, beginning of year	$468,020
Issuances and settlements (net)	95,916

Balance, end of year	$563,936

Note 5. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their account.
Note 6. Income Tax Status
The Plan was adopted from a non-standardized prototype plan document offered by Orchard Trust Company (“Orchard”). The Internal Revenue Service (“IRS”) has determined and informed the prototype sponsor by a letter dated November 27, 2001 that the prototype plan is designed in accordance with applicable sections of the IRC.
The Plan’s adoption agreement under the prototype plan sponsored by Orchard is in the process of being submitted to the IRS for a determination that the Plan as adopted is designed in accordance with the IRC. The Plan has not yet received approval from the IRS regarding the determination letter application. However, the Plan administrator and the Plan’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the related trust was exempt from taxation as of the financial statement date.
Note 7. Exempt Party-In-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Orchard or its affiliates. Orchard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Orchard totaled $4,796 for the year ended September 30, 2010.
At September 30, 2010 and 2009, the Plan held 194,888 and 186,191 shares of common stock of the Company, respectively, with a cost basis of $1,918,452 and $1,940,823, respectively, and fair value of $861,407 and $1,444,843, respectively. At September 30, 2010 and 2009, the Plan held 593 and 3 units in the Employer Stock Awaiting Purchase Fund, respectively, with a cost basis and fair value of $593 and $3, respectively.

American Pacific Corporation 401(k) Plan
Notes to the Financial Statements
Note 8. Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Changes in Net Assets Available for Benefits.

American Pacific Corporation 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets Held at End of Year September 30, 2010

		Description of investment, including
		maturity date, collateral and maturity
	Identity of issuer, borrower, lessor, or similar party	value	Cost		Current Value

	Fixed annuities:
*	Employer Stock Awaiting Purchase Fund		*	*	$593

	Shares of registered investment companies:
*	Federated Prime Cash Obligations Fund	Mutual fund	*	*	1,986,842
*	BlackRock Global Allocation Fund	Mutual fund	*	*	1,919,427
*	BlackRock Equity Dividend Fund	Mutual fund	*	*	1,609,647
*	American Funds Growth Fund of America	Mutual fund	*	*	1,383,536
*	BlackRock U.S. Opportunities Inv Fund	Mutual fund	*	*	1,362,483
*	Lazard Emerging Markets Open Fund	Mutual fund	*	*	1,293,270
*	American Funds Europacific Growth Fund	Mutual fund	*	*	1,165,244
*	Templeton Global Bond Fund	Mutual fund	*	*	937,602
*	Artio Total Return Bond Fund	Mutual fund	*	*	922,398
*	PIMCO GNMA Fund	Mutual fund	*	*	823,902
*	Allianz NFJ Small Cap Value Fund	Mutual fund	*	*	799,029
*	Artisian Mid Cap Value Fund	Mutual fund	*	*	735,290
*	American Funds Fundamental Inv Fund	Mutual fund	*	*	706,430
*	BlackRock Small Cap Growth Equity Inv Fund	Mutual fund	*	*	650,148
*	DWS Equity 500 Index Fund	Mutual fund	*	*	614,407
*	Columbia Energy and Natural Resources Fund	Mutual fund	*	*	585,365
*	Dreyfus Small Cap Stock Index Fund	Mutual fund	*	*	474,213
*	MFS Utilities Fund	Mutual fund	*	*	398,272
*	Ivy Science and Technology Fund	Mutual fund	*	*	370,665
*	JP Morgan Smart Retirement 2030 Fund	Mutual fund	*	*	375,198
*	JP Morgan Smart Retirement 2025 Fund	Mutual fund	*	*	327,045
*	JP Morgan Smart Retirement 2020 Fund	Mutual fund	*	*	227,535
*	Alger Health Sciences Fund	Mutual fund	*	*	215,427
*	JP Morgan High Yield Bond Fund	Mutual fund	*	*	199,831
*	JP Morgan Smart Retirement 2040 Fund	Mutual fund	*	*	189,857
*	JP Morgan Smart Retirement 2010 Fund	Mutual fund	*	*	186,219
*	JP Morgan Smart Retirement 2015 Fund	Mutual fund	*	*	176,068
*	Invesco Real Estate Fund	Mutual fund	*	*	163,029
*	JP Morgan Smart Retirement 2035 Fund	Mutual fund	*	*	113,680
*	JP Morgan Smart Retirement 2045 Fund	Mutual fund	*	*	73,981
*	JP Morgan Smart Retirement 2050 Fund	Mutual fund	*	*	8,766

					20,994,806

*	American Pacific Corporation Common Stock	Common stock (194,888 Shares)	*	*	861,407
*	Participant Loans Receivable	Interest rates ranging from 4.25%-10.00%,maturing through April 2017	*	*	563,936

	Total investments				$22,420,742

*	Represents a party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Pacific Corporation 401(k) Plan
	By:	American Pacific Corporation, as Plan Administrator

Date: March 28, 2011	By:	/s/ JOSEPH CARLEONE
Joseph Carleone
President & Chief Executive Officer

EXHIBIT INDEX

Exhibit
Index	Description
23.1	Consent of Independent Registered Public Accounting Firm